SECURITIES AND EXCHANGE COMMISSION

                 Washington, D. C.  20549


                       SCHEDULE 13D

         Under the Securities Exchange Act of 1934

                     (AMENDMENT NO. 3)


                INSTRUMENT SYSTEMS COPORATION
                     (Name of Issuer)

               Second Preferred Stock, Series 1
              (Title of Class of Securities)

                        457 794 20 4
                      (CUSIP Number)

                         with a copy to:
Lauren Rose              George J. Mazin, Esq.
Taft Securities          Lowenstein, Sandler, Kohl,
225 West Washington        Fisher & Boylan
Suite 2135               65 Livingston Avenue
Chicago, IL  60606       Roseland, New Jersey 07068
                         (201) 992-8700

       (Name, Address and Telephone Number
         of Person Authorized to Receive
           Notices and Communications)

               November 2, 1993

      (Date of Event which Requires Filing
               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




   1)  Names of Reporting Persons (S.S. or
        I.R.S. Identification Nos. of Above Persons):

       Taft Securities



   2) Check the Appropriate Box if a Member of a Group (See Instructions):

    (a)              Not

    (b)           Applicable



    3)   SEC Use Only



    4)   Source of Funds (See Instructions):  WC




   5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         Not Applicable



   6)  Citizenship or Place of Organization:

         Illinois







   Number of        7)  Sole Voting Power:        136,800
   Shares Bene-
    ficially        8)  Shared Voting Power:            0
   Owned by
   Each Report-     9)  Sole Dispositive Power:   136,800
    ing Person
   With:           10)  Shared Dispositive Power:       0



   11) Aggregate Amount Beneficially Owned by Each Reporting Person:

       136,800



   12) Check if the Aggregate Amount in Row (11)
        Excludes Certain Shares (See Instructions):

         Not Applicable



   13) Percent of Class Represented by Amount in Row
         (11):     8.14%



   14) Type of Reporting Person (See
         Instructions):       BD





ITEM 5.  Interest in Securities of the Issuer.

   A.  Based upon the information contained in
the Issuer's annual report for the fiscal year ended September 30, 1993, there were issued and outstanding during 1993 1,680,491 shares of Second Preferred Stock, Series 1 of the Issuer.
As of November 2, 1993, Taft owned 136,800 shares of such Stock, representing 8.14% of the shares of the Stock outstanding.

   B. Taft has the sole power to vote or direct a vote, and sole power to dispose or direct the disposition of all of the shares of the Stock described in paragraph A.


   C. During the last 60 days, Taft has entered into the following transactions in the Stock:


                     Type of
Date                 Transaction  Quantity Price

October 8, 1993      Purchase        500   $8.75
October 8, 1993      Purchase      1,000   $8.75
October 11, 1993     Purchase        400   $8.625
October 11, 1993     Purchase      1,000   $8.75
October 12, 1993     Purchase      1,000   $8.875
October 19, 1993     Purchase      1,000   $8.625
October 21, 1993     Purchase      1,000   $8.375
October 21, 1993     Purchase      1,000   $8.50
October 26, 1993     Purchase      1,000   $8.50
October 26, 1993     Purchase      2,000   $8.50
October 27, 1993     Purchase        100   $8.50
October 27, 1993     Purchase        400   $8.50
October 27, 1993     Purchase        500   $8.625
October 28, 1993     Purchase      1,000   $8.625
October 29, 1993     Purchase        300   $8.75
October 29, 1993     Purchase        300   $8.75
October 29, 1993     Purchase      1,000   $8.75
November 1, 1993     Purchase        500   $9.00
November 1, 1993     Purchase      1,100   $8.875
November 2, 1993     Purchase        200   $9.00
November 2, 1993     Purchase      1,000   $8.875
November 2, 1993     Purchase      1,000   $9.00
November 2, 1993     Purchase      1,000   $9.125
November 2, 1993     Purchase      1,000   $9.125


Signature

             After reasonable inquiry and to the
best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                       January 21, 1994

                       Taft Securities



                       By: /s/ Kenneth Griffin

                         Kenneth Griffin, in
                               his capacity as sole
                               general partner of
                               Wellington Investors
                               Limited Partnership,
                               a general partner of
                               Taft Securities and
                               the sole general partner
                               of Wellington Partners
                               Limited Partnership,
                               the other general
                               partner of Taft
                               Securities

ATTENTION:  INTENTIONAL MISSTATEMENTS OR
OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
VIOLATIONS (SEE 18 U.S.C. 1001).